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08003646

Follow-Up Materials

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sai Cheung Holdings

*CURRENT ADDRESS

**FORMER NAME PROCESSED

**NEW ADDRESS JUL 08 2008

THOMSON REUTERS

FILE NO. 82- 03528 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 7/8/08

HKTS
3-31-08

# Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

**(Stock Code: 88)**

## FINAL RESULTS
## FOR THE YEAR ENDED 31ST MARCH 2008

The group profit attributable to the equity holders of the company for the year ended 31st March 2008 amounted to HK$351.2 million, as compared with the profit of HK$271.8 million last year, representing an increase of 29%. The improvement in earnings is mainly due to the improvements in the property market and the hotel industry in Hong Kong.

An interim dividend of HK 9 cents per share was paid on 1st February 2008. The board has recommended the payment of a final dividend of HK14 cents per share to persons registered as shareholders on 4th September 2008. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be payable on 11th September 2008 and the total dividend for the year will be HK23 cents per share representing 28% increase over last year.

The Register of Members will be closed from Friday, 29th August 2008 to Thursday, 4th September 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 28th August 2008.

## CONSOLIDATED PROFIT AND LOSS ACCOUNT
*For the year ended 31st March 2008*

| | Note | 2008<br>*HK$ Million* | 2007<br>*HK$ Million* |
|---|---|---|---|
| Turnover | 2 | 452.0 | 304.8 |
| Cost of sales | | (193.2) | (167.1) |
| Gross profit | | 258.8 | 137.7 |
| Other income | | 10.6 | 5.3 |
| Administrative expenses | | (32.7) | (29.7) |
| Write-back of provision against properties for sale | | 62.2 | 103.2 |
| Fair value gains on investment properties | | 1.4 | 0.9 |
| Operating profit | 3 | 300.3 | 217.4 |
| Finance costs | | (7.1) | (6.0) |
| Share of results of associates | | 113.6 | 99.2 |
| Profit before income tax | | 406.8 | 310.6 |
| Income tax expense | 4 | (55.6) | (38.8) |
| **Profit attributable to equity holders of the company** | | **351.2** | **271.8** |
| Dividends | 5 | 142.0 | 111.2 |
| Earnings per share (Basic and Diluted) | 6 | $0.57 | $0.44 |

## CONSOLIDATED BALANCE SHEET
*As at 31st March 2008*

| | Note | 2008 HK$ Million | 2007 HK$ Million |
|---|---|---|---|
| Non-current assets | | | |
| Property, plant and equipment | | 1.6 | 1.9 |
| Investment properties | | 155.9 | 154.5 |
| Associates | | 78.8 | 63.4 |
| Available-for-sale financial assets | | 113.0 | 114.0 |
| Deferred income tax assets | | 1.0 | 4.5 |
| Mortgage loans receivable | | 8.9 | 12.8 |
| | | 359.2 | 351.1 |
| Current assets | | | |
| Properties for sale | | 2,670.0 | 2,760.9 |
| Properties under development | | 555.8 | 465.5 |
| Mortgage loans receivable | | 0.3 | 0.3 |
| Debtors, deposits and prepayments | 7 | 114.5 | 144.3 |
| Amount due from an associate | | 6.3 | 6.3 |
| Bank balances and cash | | 429.3 | 143.2 |
| | | 3,776.2 | 3,520.5 |
| Current liabilities | | | |
| Creditors, deposits and accruals | 8 | 84.7 | 79.9 |
| Borrowings | | 228.7 | 327.1 |
| Current income tax liabilities | | 32.3 | 27.6 |
| | | 345.7 | 434.6 |
| Net current assets | | 3,430.5 | 3,085.9 |
| Total assets less current liabilities | | 3,789.7 | 3,437.0 |
| Non-current liabilities | | | |
| Borrowings | | 128.0 | – |
| Deferred income tax liabilities | | 4.9 | 4.4 |
| | | 132.9 | 4.4 |
| Net assets | | 3,656.8 | 3,432.6 |
| Equity | | | |
| Share capital | | 61.7 | 61.7 |
| Reserves | | 3,508.7 | 3,309.1 |
| Proposed final dividend | | 86.4 | 61.8 |
| Total equity | | 3,656.8 | 3,432.6 |

*Notes:*

1. **Basis of preparation and accounting policies**

   *(a) Basis of preparation*

   The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") issued by the Hong Kong Institute of Certified Public Accountants. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale financial assets and investment properties, which are carried at fair value.

   *(b) Standards, interpretations and amendments to published standards effective in 2007/08 and adopted by the group*

   During the year, the group adopted the new standards, amendments and interpretations of HKFRSs and HKASs which are relevant to its operations. The group has assessed the impact of the adoption of these new standards, amendments and interpretations and considered that there was no significant impact on the group's results and financial position nor any substantial changes in the group's accounting policies.

   HKFRS 7, 'Financial Instruments: Disclosures', and the complementary amendment to HKAS 1, 'Presentation of Financial Statements – Capital Disclosures', introduce new disclosures relating to financial instruments and capital management respectively. These standards do not have any impact on the classification and valuation of the group's financial instruments.

2. **Turnover and segment information**

   The group is principally engaged in property investment and development, investment holding and property management.

   Segment information is presented in respect of the group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the group.

(a) *Primary reporting format – business segments*

As at and for the year ended 31st March 2008

| | Property development and leasing *HK$ Million* | Property management *HK$ Million* | Hotel operation *HK$ Million* | Investment holding *HK$ Million* | Group *HK$ Million* |
|---|---|---|---|---|---|
| Turnover | 446.1 | 5.9 | – | – | 452.0 |
| Segment results before provision | 223.7 | 2.7 | – | 11.2 | 237.6 |
| Write-back of provision against properties for sale | 62.2 | – | – | – | 62.2 |
| Fair value gains on investment properties | 1.4 | – | – | – | 1.4 |
| Segment results | 287.3 | 2.7 | – | 11.2 | 301.2 |
| Unallocated costs | | | | | (0.9) |
| Operating profit | | | | | 300.3 |
| Finance costs | | | | | (7.1) |
| Share of results of associates | 0.5 | – | 113.1 | – | 113.6 |
| Profit before income tax | | | | | 406.8 |
| Income tax expense | | | | | (55.6) |
| Profit attributable to equity holders of the company | | | | | 351.2 |
| Segment assets | 3,513.2 | 34.8 | – | 507.6 | 4,055.6 |
| Associates | 9.7 | – | 73.9 | (4.8) | 78.8 |
| Unallocated assets | | | | | 1.0 |
| Total assets | | | | | 4,135.4 |
| Segment liabilities | 400.6 | 35.2 | – | 5.6 | 441.4 |
| Unallocated liabilities | | | | | 37.2 |
| Total liabilities | | | | | 478.6 |
| Capital expenditure | 0.3 | – | – | – | 0.3 |
| Depreciation | 0.6 | – | – | – | 0.6 |
| Amortisation | 30.4 | – | – | – | 30.4 |

(a) *Primary reporting format – business segments (Continued)*

As at and for the year ended 31st March 2007

| | **Property development and leasing** *HK$ Million* | **Property management** *HK$ Million* | **Hotel operation** *HK$ Million* | **Investment holding** *HK$ Million* | **Group** *HK$ Million* |
|---|---|---|---|---|---|
| Turnover | 299.0 | 5.8 | – | – | 304.8 |
| Segment results before provision | 106.6 | 2.6 | – | 5.0 | 114.2 |
| Write-back of provision against properties for sale | 103.2 | – | – | – | 103.2 |
| Fair value gains on investment properties | 0.9 | – | – | – | 0.9 |
| Segment results | 210.7 | 2.6 | – | 5.0 | 218.3 |
| Unallocated costs | | | | | (0.9) |
| Operating profit | | | | | 217.4 |
| Finance costs | | | | | (6.0) |
| Share of results of associates | 4.7 | – | 94.5 | – | 99.2 |
| Profit before income tax | | | | | 310.6 |
| Income tax expense | | | | | (38.8) |
| Profit attributable to equity holders of the company | | | | | 271.8 |
| Segment assets | 3,635.7 | 36.2 | – | 131.8 | 3,803.7 |
| Associates | 8.7 | – | 59.0 | (4.3) | 63.4 |
| Unallocated assets | | | | | 4.5 |
| Total assets | | | | | 3,871.6 |
| Segment liabilities | 365.7 | 36.3 | – | 5.0 | 407.0 |
| Unallocated liabilities | | | | | 32.0 |
| Total liabilities | | | | | 439.0 |
| Capital expenditure | 0.2 | – | – | – | 0.2 |
| Depreciation | 0.6 | – | – | – | 0.6 |
| Amortisation | 30.0 | – | – | – | 30.0 |

*(b) Secondary reporting format – geographical segments*

As at and for the year ended 31st March 2008

| | Turnover *HK$ Million* | Operating profit/(loss) *HK$ Million* | Total assets *HK$ Million* | Capital expenditure *HK$ Million* |
|---|---|---|---|---|
| Hong Kong | 452.0 | 308.7 | 3,994.9 | 0.1 |
| United States of America | – | (8.4) | 140.5 | 0.2 |
| | 452.0 | 300.3 | 4,135.4 | 0.3 |

As at and for the year ended 31st March 2007

| | Turnover *HK$ Million* | Operating profit/(loss) *HK$ Million* | Total assets *HK$ Million* | Capital expenditure *HK$ Million* |
|---|---|---|---|---|
| Hong Kong | 304.8 | 224.6 | 3,749.1 | 0.2 |
| United States of America | – | (7.2) | 122.5 | – |
| | 304.8 | 217.4 | 3,871.6 | 0.2 |

## 3. Operating profit

| | 2008 *HK$ Million* | 2007 *HK$ Million* |
|---|---|---|
| Operating profit is stated after charging the following: | | |
| Amortisation of leasehold land (net of amount capitalised under properties under development of HK$8.0 million (2007: HK$8.0 million)) | 30.4 | 30.0 |
| Depreciation | 0.6 | 0.6 |
| Cost of property sales | 125.2 | 108.1 |

## 4. Income tax expense

Hong Kong profits tax has been provided at the rate of 17.5% (2007: 17.5%) on the estimated assessable profits for the year.

| | 2008 *HK$ Million* | 2007 *HK$ Million* |
|---|---|---|
| Current income tax | | |
| Hong Kong profits tax | 51.6 | 28.7 |
| Deferred income tax | 4.0 | 10.1 |
| | 55.6 | 38.8 |

## 5. Dividends

| | 2008 *HK$ Million* | 2007 *HK$ Million* |
|---|---|---|
| Interim, paid, of HK 9 cents (2007: HK 8 cents) per ordinary share | 55.6 | 49.4 |
| Final, proposed, of HK14 cents (2007: HK 10 cents) per ordinary share | 86.4 | 61.8 |
| | 142.0 | 111.2 |

## 6. Earnings per share

The calculation of earnings per share is based on the profit attributable to equity holders of the company of HK$351.2 million (2007: HK$271.8 million) and ordinary shares in issue of 617,531,425 (2007: 617,531,425). There were no potential dilutive ordinary shares outstanding during the year (2007: Nil).

## 7. Debtors, deposits and prepayments

| | 2008 *HK$ Million* | 2007 *HK$ Million* |
|---|---|---|
| Trade debtors, aged | | |
| 0-3 months | 105.3 | 112.9 |
| Over 3 months | – | 18.3 |
| | 105.3 | 131.2 |
| Deposits and prepayments | 9.2 | 13.1 |
| | 114.5 | 144.3 |

The carrying amounts of debtors and deposits approximate their fair value. Debtors, deposits and prepayments are mainly denominated in Hong Kong dollars.

Credit terms given to customers vary and are generally ranged from 3 to 6 months. There is no concentration of credit risk with respect to debtors, as the group has a large number of customers.

As at 31st March 2008, trade debtors of HK$99.1 million (2007: HK$125.2 million) were fully performing.

As at 31st March 2008, trade debtors of HK$6.2 million (2007: HK$6.0 million) were past due but not impaired and aged within 90 days (2007: 90 days). These relate to debtors with good repayment history and no recent history of default, and the majority are covered by rental deposits.

## 8. Creditors, deposits and accruals

| | 2008<br>*HK$ Million* | 2007<br>*HK$ Million* |
|---|---|---|
| Creditors, aged | | |
| 0-3 months | 4.7 | 3.9 |
| Over 3 months | 4.5 | 1.9 |
| | 9.2 | 5.8 |
| Deposits and accruals | 75.5 | 74.1 |
| | 84.7 | 79.9 |

The carrying amounts of creditors and deposits approximate their fair value. The creditors and deposits are mainly denominated in Hong Kong dollars.

## 9. Reclassification of comparative figures

The following is a summary of comparative figures which have been reclassified:

| | As reclassified<br>*HK$ Million* | As previously reported<br>*HK$ Million* |
|---|---|---|
| **Consolidated profit and loss account** | | |
| Cost of sales | 167.1 | – |
| Cost of property sales | – | 108.1 |
| Property expenses | – | 56.8 |
| Administrative expenses | 29.7 | 31.9 |
| Write-back of provision against properties for sale | 103.2 | 46.8 |
| Write-back of impairment loss on leasehold land | – | 56.4 |
| **Consolidated balance sheet** | | |
| Leasehold land | – | 1.477.6 |
| Properties for sale | 2,760.9 | 1,520.2 |
| Properities under development | 465.5 | 228.6 |

The above reclassifications are made so as to conform to current year presentation which, in the opinion of the directors of the company, would better facilitate analysis of the financial information of the group and conform to current market practices. Such reclassifications have no significant effect on the overall results or financial position of the group.

## BUSINESS REVIEW

### Property Development

Occupation Permit for our luxury residential project at Plunkett's Road was issued in early April. Interior decoration work has begun. Marketing for this project will probably start in the third quarter of this year. Record prices have been achieved in recent sales on the Peak; this ensures a very high return on this development for your group.

Site grading work for the French Valley Airport Center project will start in June this year and it will take approximately eight months to complete.

### Hotel

As the supply of new 5-star hotels is going to be limited over the next few years and with increasing tourist arrivals, the Sheraton-Hong Kong Hotel, in which your group has 35% interest, will continue to perform well in the foreseeable future. The Olympic Games this year and the East Asian Games in 2009 are expected to boost hotel occupancy.

The hotel management is now working on plans to upgrade the shopping mall at the Sheraton in order to enhance its competitiveness and income potential.

### High-tech Investments

The recovery in the U.S. high-tech sector is continuing despite the subprime crisis. Some funds that we have invested in have realized the value of some of their companies, such as DivX, Inc., Acme Packet, Inc. and Hansen Medical, Inc. through IPO's or sale. We expect satisfactory improvement in return for our investments in this sector.

## ASSETS VALUE

The group's interest in Sheraton-Hong Kong Hotel is stated at cost less accumulated depreciation and amortisation on the hotel land and buildings in accordance with the current accounting standards.

In order to fully reflect the underlying economic values of the group's hotel properties, the group considers it appropriate also to present to shareholders, as set out below, supplementary information on the group's statement of net assets on the basis that the group were to state its hotel properties at their open market valuations as at 31st March 2008.

| | 2008 (Unaudited) *HK$ Million* | 2007 (Unaudited) *HK$ Million* |
|---|---|---|
| Non-current assets, including interest in associates | 359.2 | 351.1 |
| Add: Attributable revaluation surplus relating to hotel properties[1] | 2,178.5 | 1,938.3 |
| | 2,537.7 | 2,289.4 |
| Current assets | 3,776.2 | 3,520.5 |
| Current liabilities | (345.7) | (434.6) |
| Net current assets | 3,430.5 | 3,085.9 |
| Total assets less current liabilities | 5,968.2 | 5,375.3 |
| Non-current liabilities | (132.9) | (4.4) |
| Net assets as if the hotel properties were stated at open market value | 5,835.3 | 5,370.9 |
| Net assets per ordinary share as if the hotel properties were stated at open market value | HK$9.45 | HK$8.70 |

[1] Based on open market valuations as at 31st March 2008 and 2007 respectively.

## LIQUIDITY AND FINANCIAL RESOURCES

The group's funding requirements are met with cash on hand, internally generated cash and, to the extent required, by external floating rate bank borrowings. Other sources of funds include dividends received from associates.

At 31st March 2008, the group's cash net of borrowings, was HK$72.6 million as compared with borrowings net of cash of HK$183.9 million last year. The group's borrowings were secured by certain investment properties and other properties held by the group with a total carrying value of HK$1,159.6 million. Approximately 82.0% of the group's borrowings were denominated in Hong Kong dollars and the remaining 18.0% were in United States dollars. The US dollar loans are directly tied in with the business of the group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

As at year end, approximately 64.1% of the group's borrowings were payable within one year and 35.9% were payable between two to five years.

The gearing ratio, which is calculated as the ratio of the bank borrowings to equity, is maintained at a low level of 9.8% at 31st March 2008. The gearing ratio was 9.5% last year.

Committed borrowing facilities available to the group, but not drawn at 31st March 2008, amounted to HK$383.0 million. Together with the receipts over the next twelve months from tenants and purchasers of the group's properties, the liquid funds of the group are adequate to meet the anticipated working capital requirement in the coming year.

## HUMAN RESOURCES

The group, excluding associates, employs a total of 244 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$50.8 million for the year ended 31st March 2008. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

## CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

The group has capital commitments in respect of available-for-sale financial assets and properties under development as at 31st March 2008 of HK$81.3 million. The group does not have any contingent liabilities as at 31st March 2008.

## PROSPECTS

In view of the current trend, the three strongest sectors of the Hong Kong property market over the next few years are offices, super-luxurious housing and 5-star hotels, which your group has been concentrating on. These three sectors show no sign of overheating as the prices here in Hong Kong are substantially lower than those in other financial centres such as London. The current low interest rate environment due to the subprime crisis in the U.S. helps to ensure a very strong and healthy property market here in Hong Kong.

The current difficulties experienced by property developers in China due to macro control measures by the Central Government do not affect us as we do not have projects in the mainland.

The financial position of your group is very sound and solid. This will enable your group to take advantage of any new opportunities in the future.

## PURCHASE, SALE OR REDEMPTION OF SHARES

The company did not redeem any of its shares during the year. Neither the company nor any of its subsidiaries purchased or sold any of the company's shares during the year.

## REVIEW OF FINANCIAL STATEMENTS

The Audit Committee has reviewed the group's financial statements for the year ended 31st March 2008, including the accounting principles and practices adopted by the group, in conjunction with the company's external auditor and internal auditor.

## SCOPE OF WORK OF PRICEWATERHOUSECOOPERS

The figures in respect of the preliminary announcement of the group's results for the year ended 31st March 2008 have been agreed by the group's auditor, PricewaterhouseCoopers, to the amounts set out in the group's financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

## COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

During the year, the company has complied with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except in relation to the followings:

(1) Under code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

    The company does not have a separate Chairman and Chief Executive Officer and Mr. David Pun Chan currently holds both positions. The board considers that the combination of the roles of Chairman and Chief Executive Officer can promote the efficient formulation and implementation of the company's strategies to grasp business opportunities efficiently and promptly. Such arrangement, which has been adopted by many local and international corporations, enables the company to meet the rapidly changing business environment which needs quicker decision making to achieve business efficiency.

(2) Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election.

Non-executive directors of the company are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at the annual general meeting of the company in accordance with the company's Bye-laws.

(3) Under the second part of code provision A.4.2 of the CG Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Every director of the company, including those appointed for a specific term (save for any chairman or managing director under the company's Private Act which was enacted in Bermuda in 1990), shall be subject to retirement by rotation at least once every three years. Pursuant to section 4(g) of the Private Act of the company, any chairman or any managing director of the company shall not be subject to retirement by rotation under the Bye-laws.

Detailed information of the company's compliance of the CG Code will be set out in the Corporate Governance Report contained in the 2008 Annual Report.

**ANNUAL GENERAL MEETING**

The Annual General Meeting of the company will be held on 4th September 2008. The Notice of Annual General Meeting will be published and dispatched to the shareholders in due course.

By Order of the Board
**DAVID P. CHAN**
*Chairman*

Hong Kong, 25th June 2008

*As at the date hereof, the board comprises Mr. David Pun Chan (Chairman), Mr. William Wai Lim Lam and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Joseph Wing Siu Cheung, Mr. Karl Chi Leung Kwok and Mr. Man Sing Kwong as independent non-executive directors.*